

December 23, 2013

Via E-Mail
Mr. James E. Perry
Chief Financial Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, TX 75207-2401

> **Re:** **Trinity Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 001-06903**

Dear Mr. Perry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1. We note the revisions that have been made in MD&A in response to comments 1 and 2 of our prior comment letter dated October 30, 2012. However, we note that when more than one factor is responsible for changes in line items in your financial statements, the impact of each factor has not been quantified at either the consolidated or segment levels. For example, you describe that a certain increase was due to one factor, and partially offset by another factor, without providing any quantification. Furthermore, we note that at the consolidated level as well as for certain of your segments, such as the Construction Products Group, your discussion continues to be on revenues and operating profit. Please revise and expand your MD&A in future filings to separately quantify and discuss the various factors responsible for changes in the levels of the Company's cost of revenues and other material operating costs, such as selling, general & administrative, at both the

consolidated and the segment level during all periods presented in the Company's financial statements. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of revenues and operating costs that caused cost of revenues to materially vary (or not vary when expected to). Refer to the guidance outlined in Item 303 of Regulation S-K.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2013
Note 2. Acquisitions and Divestitures, page 9

2. We note from the disclosure in Note 2 that during the three months ended March 31, 2013, the Company's acquisition and divestiture activity consisted of the sale of its remaining ready-mix concrete operations in exchange for certain aggregates operations in Texas, Colorado and California. We also note that in connection with this transaction, the Company received proceeds of $35.6 million and recognized a gain on the divested operations of $12.4 million. Given that the proceeds received in this transaction were non-cash in nature, please tell us and revise the notes to your financial statements to explain in further detail how you calculated or determined the fair value of the net proceeds received. In a related matter, please also explain how you calculated or determined the gain of $12.4 million that was recognized in your financial statements as a result of this disposition transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief